EX-99.1

Change in the Share Numbers of Largest Shareholder of POSCO

We hereby inform you of the change in the share numbers of POSCO’s largest shareholder.

As of February 4, 2009, National Pension Service has increased the number of POSCO’s shares from 5,516,535 (6.33% of the company’s outstanding shares) to 5,617,304 (6.44% of the company’s outstanding shares).